Exhibit 99.1

Nam Tai Property Closes on 700M RMB Refinancing of its Tech Center Project

SHENZHEN, China—(BUSINESS WIRE)—Nam Tai Property Inc. (OTC Expert Market: NTPIF) (“Nam Tai” or the “Company”) today announced that the Company closed on the refinancing of its Technology Center property (the “Tech Center”) with a construction loan (the “Loan”) from Shenzhen Rural Commercial Bank on March 17, 2025 (the “Closing Date”). The Company expects to restart construction on the high-potential and valuable Tech Center in the near term.

The Loan, when fully drawn (actual funding will be based on a draw schedule), totals RMB 700 million and matures 10 years from the Closing Date. The blended all-in rate (five-year Loan Prime Rate, or LPR, plus 110 basis points) is approximately 4.7% per year (based on the LPR published on February 20, 2025, as required by the bank, the Central Bank of the People’s Republic of China). The Loan replaces an existing loan with Bank of Guangzhou, which had total loan proceeds capped at RMB 450 million, an approximate rate of 6.0% per year (based on one-year LPR published on August 20, 2024, as required by the bank, plus 265 basis points) and a maturity date of March 1, 2026. In conjunction with the refinancing, the Company incurred a prepayment penalty of RMB 13.7 million to Bank of Guangzhou based on the existing loan terms.

The Tech Center is Nam Tai’s newest business park under construction. Located in Bao’An District of Shenzhen, it is a 194,595-square-meter redevelopment consisting of office, commercial retail and residential space. The redevelopment of the Tech Center commenced in July 2019. However, construction came to a halt in late 2022 due to delays in the transition of onshore control and the turnover of the Company’s corporate seals and records following the Company’s meeting of shareholders held in November 2021, disputes during the transition with the general contractor and an ensuing credit downgrade by Bank of Guangzhou. Notably, since the reconstituted Board of Directors and new management gained full control of the Company’s onshore assets in December 2024, the Company has resolved the dispute with the general contractor, and its credit rating has returned to the highest status in China’s five-tier banking credit system.

Bo Hu, Chief Executive Officer and director, commented:

“Today’s announcement is another important milestone and step towards creating long-term value for the Company. Our team is now positioned to execute at a high level on the Tech Center, our core asset. Despite the real estate down cycle, we were able to refinance the construction loan and secure more attractive terms, including higher approved total proceeds and a lower rate from a local bank that understands the market exceptionally well. With the additional proceeds, we are now resuming the construction of the Tech Center and will continue to focus on realizing the full potential of this valuable asset. Moreover, we are actively exploring ways to augment the project’s potential value, including obtaining future government approvals to add more guaranteed power and, therefore, position the project for more data center/server and other AI-related use.”

Michael Cricenti, non-executive Chairman, added:

“Today’s refinancing underscores the strength of our management team, the exceptional quality of our assets and our commitment to long-term value creation. This milestone reflects the Company’s strategic evolution—from navigating challenges to actively optimizing our portfolio through disciplined capital allocation and asset stewardship. We remain focused on continuing to build on this positive momentum and maximizing value for all of our stakeholders.”

Forward Looking Statements

The Company may from time to time make written or oral “forward-looking statements”, including statements contained in this release and in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates, and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond the Company’s control. These factors include competition, timing, increases in material costs, capital and financing needs, judicial and regulatory challenges and/or delays, construction and development challenges and/or setbacks, access to actual funding under the Loan and the timing thereof, our ability to hire and retain our construction contractors and subcontractors, our ability to obtain materials and supplies necessary for construction of the Tech Center, any unforeseen issues relating to construction, including environmental, weather, catastrophes, or other issues, our ability to add additional guaranteed power, composition of potential tenants, changes in general economic conditions and other factors detailed from time to time in the Company’s filings with the SEC. The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, and similar expressions are intended to identify forward-looking statements. All such statements are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company, except as may be required by applicable law or regulations.

About Nam Tai Property

Nam Tai Property Inc., a Company incorporated in the British Virgin Islands (the “BVI”) and governed by BVI law, owns certain subsidiaries, which own and operate commercial real estate projects across the People’s Republic of China. Those subsidiaries currently maintain two industrial complex projects, with one in Guangming, Shenzhen and one in Bao’an, Shenzhen. Learn more about the Company, and the portfolio of properties held by certain of its subsidiaries by emailing our investor relations team or visiting Weibo: https://weibo.com/u/7755634761.

Contacts

Longacre Square Partners LLC

Ashley Areopagita

ntp@longacresquare.com